Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 3, 2022

VIA EDGAR SUBMISSION – FORM DEL AM

Ms. Allison White and Ms. Mindy Rotter
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Kensington Managed Income Fund and Kensington Dynamic Growth Fund (each a “Target Fund” and, together the “Target Funds”) and
Kensington Managed Income Fund and Kensington Dynamic Growth Fund (each an “Acquiring Fund” and, together, the “Acquiring Funds”)

Registration Statement on Form N-14 (File No. 333-262082)

Dear Ms. White and Ms. Rotter:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Managed Portfolio Series (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the Registration Statement) (File No. 333-262082) relating to the reorganization of the Target Funds, each a series of Advisors Preferred Trust, with and into the corresponding Acquiring Funds, each a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on January 10, 2022 (Accession No. 0000894189-22-000120) and was scheduled to go effective February 9, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin on the 3rd day of February 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Adam Smith at (414) 765-6115.

Sincerely yours,

/s/ Brian R. Wiedmeyer
Brian R. Wiedmeyer
President
Managed Portfolio Series